FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 6-28-02

Commission File Number: 0-30530

Supplement for Month of June, 2002

Crayfish Co., Ltd.

(Translation of registrant's name into English)

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome,
Toshima-ku, Tokyo 171-0014 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

Date: June 26, 2002

By: Amane Horiuchi

Amane Horichi
President and Representative
Director

TOKYO: 17446.13

[English Translation]

(Note: This English translation is provided solely for convenience of overseas shareholders. In case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

June 13, 2002

To Shareholders:

Notice of Convocation of the
Extraordinary General Meeting of Shareholders

Dear Sirs:

You are hereby notified that the Extraordinary General Meeting of Shareholders of the Company will be held as stated below so that you are respectfully requested to attend the meeting.

You are hereby also requested, in the event of your inability to attend the aforesaid meeting, to study the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy below, to indicate on the Proxy Form enclosed herewith your approval or disapproval of each of the items on the agenda and to return to us the said form after affixing thereto your seal.

Yours faithfully,

2-1 Ikebukuro 2-chome,
Toshima-ku, Tokyo
Crayfish Co., Ltd.
By: Amane Horiuchi
Representative Director and President

Particulars

1. Date and Time: 10:00 a.m. on June 28, 2002 (Friday, Tokyo Time)

2. Place: Meeting Room
12th Floor, Metropolitan Plaza OfficeTower,
11-1 Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo
(Note that the Place is different from that of the preceding general meeting of shareholders.)

3. Purposes of the Meeting:

Matters to be resolved:

First Item:

Matters concerning partial Amendments to the Articles of Incorporation.

The substance of the Item is as described in the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy (below).

Second Item:

Matters concerning Election of Three (3) Directors.

Third Item:

Matters concerning Election of One (1) Corporate Auditor.

- End -

If you attend the meeting in person, please submit the enclosed Proxy Form to the receptionist at the meeting.

Reference Document Concerning Solicitation for Exercise of Voting Right by Proxy

1. Person soliciting exercise of voting right by proxy:

   Crayfish Co., Ltd.
   Amane Horiuchi
   Representative Director and President

2. Total number of voting rights held by all shareholders:

   10,257 voting rights

3. Reference matters concerning items of business:

   First Item: Matters concerning partial Amendments to the Articles of Incorporation.

   1. Reasons and purposes of the amendments:

   (1) Articles 7 and 32 of the Articles of Incorporation shall be deleted due to the establishment of share subscription rights pursuant to the Law for Partial Amendments to Commercial Code (Law No.128, 2001).

   (2) Articles 10, 15, 20, 26, 29, 30 and other provisions of the Articles of Incorporation shall be amended due to changes to the Commercial Code pursuant to the Law for Partial Amendments to Commercial Code (Law No.128, 2001), which allow a company to electronically prepare corporate materials. Due to changes in the Commercial Code, Article 14 of the Articles of Incorporation shall be amended to provide for submission by either the shareholder or the proxy of evidence of representation power.

   (3) Article 20, paragraph 2 of the Articles of Incorporation shall be amended to provide a longer notice period for directors meetings so that auditors will have more time to review meeting agenda, pursuant to the Law for Partial Amendments to Commercial Code and to the Law for Special Exceptions concerning Audit, etc. of Kabushiki Kaisha (Law No.149, 2001) which stress the duties of Corporate Auditors to attend and state their opinions at Board of Directors meetings.

   (4) Article 24 of the Articles of Incorporation shall be amended to provide for a four (4) year term of office for Corporate Auditors pursuant to the Law for Partial Amendments to Commercial Code and to the Law for Special Exceptions concerning Audit, etc. of Kabushiki Kaisha (Law No. 149, 2001) and Supplementary Provisions shall be provided and shall set forth the terms of office for present Corporate Auditors.

2. Substance of the amendment:

The substance of the amendments is as follows: (Underlined position shows amendment.)

Articles of Incorporation currently in effect	Proposed amendment
Article 7. (Special Exception to Subscription Right) The Company may grant to its Directors or employees the subscription right for shares as provided for in Article 280-19, Paragraph 1 of the Commercial Code.	(Deleted)
Article 8. 9. (Omitted)	Article 7. 8. (as present)
Article 10. (Record Date) 1. The Company shall define that those shareholders (including substantial shareholders; the same shall apply hereinafter) whose names have been entered in the last shareholders' register as at the closing of accounts of each year are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year; 2. In addition to the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their rights as shareholders or registered pledgees.	Article 9. (Record Date) 1. The Company shall define that those shareholders who have voting rights (including substantial shareholders' register; the same shall apply hereinafter) whose names have been entered or recorded in the last shareholders' register as of September 30 of each year are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year; 2. In addition to the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their rights as shareholders or registered pledgees.
Article 11. ~ 13. (Omitted)	Article 10. ~ 12. (as present)
Article 14. (Exercise of Voting Right by Proxy) Any shareholder may exercise its voting right by appointing, as its proxy, another shareholder having voting rights in the Company. In such case, the proxy shall be required to submit to the Company a document evidencing its power of representation.	Article 13. (Exercise of Voting Right by Proxy) Any shareholder may exercise its voting right by appointing, as its proxy, another shareholder having voting rights in the Company. In such case, the shareholder or the proxy shall be required to submit to the Company a document evidencing its power of representation.
Article 15. (Minutes) The substance and results of the proceedings of a meeting of shareholders shall be recorded in minutes, to which the chairman and the Directors present shall affix their respective names and seals.	Article 14. (Minutes) The substance and results of the proceedings of a meeting of shareholders shall be recorded in minutes, to which the chairman and the Directors present shall affix their respective names and seals or electronic signatures.
Article 16. ~ 19. (Omitted)	Article 15. ~ 18. (as present)
Article 20. (Meetings of the Board of Directors) 1. The President and Director shall convene a meeting of the Board of Directors and act as chairman thereat. If the President is prevented from so acting, one of the other Directors shall so act in his place in the order previously determined by the Board of Directors. 2. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director at least one (1) day prior to the date of the meeting. In urgent cases, however, such period may be shortened. 3. The management of and any other matters for the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors. (Newly established)	Article 19. (Meetings of the Board of Directors) 1. The President and Director shall convene a meeting of the Board of Directors and act as chairman thereat. If the President is prevented from so acting, one of the other Directors shall so act in his place in the order previously determined by the Board of Directors. 2. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least five (5) days prior to the date of the meeting. In urgent cases, however, such period may be shortened. 3. The management of and any other matters for the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors. 4. The substance and results of the proceedings of a meeting of the Board of Directors shall be recorded in minutes, to which the Directors and Corporate Auditors present shall affix their respective names and seals or electronic signatures.

Article 21. ~ 23. (Omitted)	Article 20. ~ 22. (as present)
Article 24. (Term of Office) 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years after their assumption of office. 2. The term of office of a Corporate Auditor elected to fill a vacancy shall terminate upon expiration of the remaining term of office of the resigned Corporate Auditor.	Article 23. (Term of Office) 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office. 2. The term of office of a Corporate Auditor elected to fill a vacancy shall terminate upon expiration of the remaining term of office of the resigned Corporate Auditor.
Article 25. (Omitted)	Article 24. (as present)
Article 26. (Board of Corporate Auditors) 1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting. In urgent cases, however, such period may be shortened. 2. The management of and any other matters for the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors. (Newly Established)	Article 25. (Board of Corporate Auditors) 1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting. In urgent cases, however, such period may be shortened. 2. The management of and any other matters for the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors. 3. The substance and results of the proceedings of a meeting of the Board of Corporate Auditors shall be recorded in minutes, to which the Corporate Auditors present shall affix their respective names and seals or electronic signatures.
Article 27. 28. (Omitted)	Article 26. 27. (as present)
Article 29. (Dividends) Dividends shall be paid to the shareholders or registered pledgees whose names have been entered in the shareholders' register, as at the closing of accounts of each business year.	Article 28. (Dividends) Dividends shall be paid to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register, as of September 30 of each year.
Article 30. (Interim Dividends) 1. The Company may, subject to resolution of the Board of Directors, make distribution of money pursuant to Article 293-5 of the Commercial Code (hereinafter called "interim dividend") to the shareholders or registered pledgees whose names have been entered in the last shareholders' register, as of March 31 of each year.	Article 29. (Interim Dividends) 1. The Company may, subject to resolution of the Board of Directors, make distribution of money pursuant to Article 293-5 of the Commercial Code (hereinafter called "interim dividend") to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register, as of March 31 of each year.
Article 31. (Omitted)	Article 30. (as present)
Article 32. (Time of Conversion of Convertible Bonds and Dividends, etc.) The initial dividends or interim dividends on shares issued upon conversion of convertible bonds shall be paid, assuming that the conversion taken place on April 1 if such conversion request is made during the period from April 1 to September 30 or on October 1 if such conversion request is made during the period from October 1 to March 31 of the following year.	(Deleted)
(Newly established)	Article 1. (SUPPLEMENTARY PROVISIONS) Notwithstanding Article 23, the term of office of the Corporate Auditors who assume at their posts before the close of the ordinary general meeting of shareholders for the 7th fiscal year (from October 1, 2001 to September 30, 2002) shall be "three (3) years."

<u>Second Item</u>: Matters concerning Election of Three (3) Directors.

Since the terms of office of all Directors will be fulfilled at the close of this extraordinary general meeting of shareholders, it is proposed that three Directors be elected.

The candidates for the Directors are as follows:

Name (Birth Date)	Address	Principal job	Class and number of shares of the Company owned	Brief history	Interests with the Company
Kazuhiko Muraki (January, 15, 1977)	22-1, NihonbashiKakigara-cho 1-chome, Chuo-ku, Tokyo	Employee of Hikari Tsushin, Inc.	None	April 1995 – joined Asahi Corporation. September 1996 – joined Hikari Tsushin, Inc. and assigned to Mobile Communication Dept. Kanto Div. September 1998 – became General Manager of Domestic Mobile Communication Agency Sales Dept., Hikari Tsushin, Inc. July 1999 – became General Manager of Media Dept., Hikari Tsushin, Inc. December 1999 – became General Manager of Business Development Dept., Hikari Tsushin, Inc. May 2000 – became General Manager of Mobile Business Sales Dept., Hikari Tsushin, Inc. September 2000 – became General Manager of Mobile Business Headquarters, Hikari Tsushin, Inc. (to present) September 2001 – became Representative Director of Business Partner, Inc. November 2001 – became Vice President of Five Any, Inc. (to present) November 2001 – became Director of First Charge, Inc. (to present) April 2002 – became Director of Business Partner, Inc. (to present) May 2002 – became President and Representative Director of GIAO Co., Ltd. (to present)	None
Fumio Komatsubara (June 19, 1966)	53-3, Yayoi-cho 2-chome, Nakano-ku, Tokyo	Employee of Hikari Tsushin, Inc.	None	April 1989 – joined Daiwa Securities Co., Ltd. March 1996 – joined Interwave, Inc. January 1999 – joined Hikari Tsushin, Inc. May 2000 – became General Manager of Agency Strategy Dept., Hikari Tsushin, Inc. September 2000 – became General Manager of Affiliate Business Financial Headquarters, Hikari Tsushin, Inc. September 2001 –became General Manager of Sales Promotion Dept., Hikari Tsushin, Inc. (to present)	None
				April 1993 – joined Taiyosya, Inc. November 1999 – joined Hikari Tsushin, Inc.	

Masaaki Shimamura (January 5, 1969)	33-2, Heiwadai 1-chome Nerima-ku, Tokyo	Employee of CalltoWeb, Inc.	None	and assigned to Internet Business Dept. December 1999 – joined CalltoWeb, Inc. February 2000 – became Manager of Hits One Solution Task Force, CalltoWeb, Inc. November 2000 – became General Manager of Operating Planning Dept., CalltoWeb, Inc. September 2001 – became Manager of Solution Dept., CalltoWeb, Inc. (to present)	None

Third Item:

Matters concerning Election of One (1) Corporate Auditor.

Since Mr. Satoshi Suga, Corporate Auditor, will resign from office at the close of this general meeting of shareholders, it is proposed that one (1) Corporate Auditor be elected to fill the vacancy.

The term of office of Mr. Satoshi Suga who will resign from office at the close of this meeting of shareholders is three years, and accordingly, the term of the candidate, Mr. Koichi Kawai for Corporate Auditor shall terminate upon expiration of the remaining term of office of resigned Corporate Auditor, Mr. Satoshi Suga pursuant to Article 23, paragraph 2 of the Articles of Incorporation and Supplementary Provisions, as amended per the "First Item" above.

This Item has been consented to at the meeting of the Board of Corporate Auditors.

The candidate for Corporate Auditor is as follows:

Name (Date of Birth)	Address	Principal job	Class and number of shares of the Company owned	Brief history	Interests with the Company
Koichi Kawai (February 10, 1971)	11-1, Noukendai Higasi, Kanazawa-ku, Yokohama-shi, Kanagawa	Licensed Tax Accountant	None	February 1999 – registered Licensed Tax Accountant February 2000 – joined Hikari Tsushin, Inc. July 2000 – became a manager of Legal Dept., Hikari Tsushin, Inc December 2000 –became a manager of Accounting Dept., Hikari Tsushin, Inc. June 2001 – resigned from Hikari Tsushin, Inc. July 2001 – established "Kawai Tax Accountant Office" (to present)	None

Mr. Koichi Kawai is a candidate for External Corporate Auditor as provided in Article 18, paragraph 1 of the Law for Special Exception concerning Audit, etc. of Kabushiki Kaisha.

- End -

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

[X] Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
First Item:	Matters concerning partial Amendments to the Articles of Incorporation.	☐	☐	☐
Second Item:	Matters concerning Election of Three (3) Directors.	☐	☐	☐
Third Item:	Matters concerning Election of One (1) Corporate Auditor.	☐	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date *Share Owner sign here* *Co-Owner sign here*

CRAYFISH CO., LTD.

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on June 20, 2002)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Crayfish Co., Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on March 29, 2002 at the Extraordinary General Meeting of Shareholders of Crayfish Co., Ltd. to be held on June 28, 2002 in Tokyo, Japan in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.
2. If there is no indication of a vote for or against any of the foregoing items, such item will be treated as approved.

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.